THE O'NEAL LAW FIRM, P.C.
                            14835 East Shea Boulevard
                               Suite 103, PMB 494
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (888) 353-8842 (Fax)


                                February 20, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attention: Ms. Amanda McManus
           Branch Chief - Legal

Re: Freight Management Corp.
    Registration Statement on Form S-1/ First Amendment
    File No.  333-148920

Dear Ms. McManus:

We are writing in response to your comment letter dated February 19, 2008, in connection with the above-referenced filing.

1) We are filing this amendment on Form S-1 with reference to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release No. 33-8876.

2) The legal opinion has been revised to omit the language serving as a disclaimer to the opinion concerning the laws of the State of Nevada.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
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